UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Juno Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

48205A109

(CUSIP Number)

Mark J. Alles

Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48205A109

1	Name of reporting person: CELGENE SWITZERLAND LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 11,109,160
	9	Sole dispositive power -0-
	10	Shared dispositive power 11,109,160
11	Aggregate amount beneficially owned by each reporting person 11,109,160
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7% (1)
14	Type of reporting person OO

(1)	The percentage ownership interest is determined based on 114,172,897 shares of Common Stock outstanding, as reported on the Quarterly Report on Form 10-Q filed by Juno on November 1, 2017.

CUSIP No. 48205A109

1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC, BK
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 11,109,160
	9	Sole dispositive power -0-
	10	Shared dispositive power 11,109,160
11	Aggregate amount beneficially owned by each reporting person 11,109,160
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7% (1)
14	Type of reporting person CO

(1)	The percentage ownership interest is determined based on 114,172,897 shares of Common Stock outstanding, as reported on the Quarterly Report on Form 10-Q filed by Juno on November 1, 2017.

This Amendment No. 6 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2015, as amended by Amendment No. 1 filed with the Commission on August 4, 2015, Amendment No. 2 filed with the Commission on December 21, 2015, Amendment No. 3 filed with the Commission on March 29, 2016, Amendment No. 4 filed with the Commission on March 27, 2017, and Amendment No. 5 filed with the Commission on September 26, 2017, with respect to common stock, par value $0.0001 per share (“Common Stock”), of Juno Therapeutics, Inc., a Delaware corporation (“Juno”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

No modification.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

Celgene Corp. intends to fund the Acquisition (as defined in Item 4 below) through (i) its working capital, (ii) proceeds from any equity or debt financing obtained by Celgene Corp and/or (iii) borrowings from its existing senior unsecured revolving credit facility.

The information set forth in Item 4 hereof is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

Agreement and Plan of Merger

On January 21, 2018, Celgene Corp. entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Juno and Blue Magpie Corporation, a Delaware corporation and a wholly-owned subsidiary of Celgene Corp. (“Purchaser”), pursuant to which, among other things, subject to the terms and conditions of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) for all of the outstanding shares of Common Stock of Juno (the “Juno Shares”), at a purchase price of $87.00 per Juno Share, net to the seller in cash, subject to reduction for any applicable withholding taxes (the “Offer Price”). Following the completion of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into Juno, with Juno surviving as a wholly-owned subsidiary of Celgene Corp., pursuant to the procedures provided for under Section 251(h) of the Delaware General Corporation Law without any stockholder approvals (the “Merger,” and together with the Offer, the “Acquisition”). At the effective time of the Merger (the “Effective Time”), each outstanding Juno Share, other than any shares owned by (i) Juno (or held in its treasury), (ii) Celgene Corp., Purchaser, or any other direct or indirect wholly owned subsidiary of Celgene Corp., or (iii) any stockholders who are entitled to and who properly exercise and perfect appraisal rights under Delaware law (and have neither withdrawn nor lost their rights), will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest. The Celgene Corp. Board of Directors has, by unanimous vote, approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Pursuant to the terms of the Merger Agreement, each outstanding unvested Juno stock option (“Option”), each outstanding award of Juno time-based restricted stock units (“RSUs”), and each outstanding award of Juno time-based restricted stock awards (“RSAs”), (i) if granted twelve (12) months or more prior to the Effective Time, will become vested pursuant to their respective terms or, if greater, with respect to 25% of the total number of Juno Shares subject to such award, (ii) if granted following the date of the Merger Agreement but prior to the Effective Time, will become vested pursuant to their respective terms or, if greater, with respect to 25% of the total number of Juno Shares subject to such award (the “Pre-Closing Non-Performance Awards”), or (iii) if granted less than twelve (12) months prior to the Effective Time (other than the Pre-Closing Non-Performance Awards), will become vested pursuant to their respective terms or, if greater, with respect to that number of Juno Shares subject thereto, such that, following such vesting, the award will be unvested with respect to that number of Juno Shares which would have become vested and resulted in the award being 100% vested had the holder of the award remained continuously employed for an additional twenty-four months following the Effective Time; provided, that, with respect to any awards referred to in subsections (i) and (iii) above, if, as of the 24-month anniversary of the Effective Time, any portion of such awards remains unvested, such unvested portion will become immediately vested on such 24-month anniversary date, provided that the employee has remained employed through such 24-month anniversary date. All such awards that become vested or that are otherwise vested as of immediately prior to the Offer Acceptance Time (as defined in the Merger Agreement) will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the number of Juno Shares subject to such vested award and (ii) the Offer Price (reduced by the applicable exercise price in the case of Juno options).

The Merger Agreement provides that Options, RSUs and RSAs that are outstanding immediately prior to the Offer Acceptance Time but unvested after giving effect to the vesting acceleration described above will be assumed by Celgene Corp. and will be subject to the same terms and conditions (except with respect to the vesting schedule), as applied to each such equity-based award immediately prior to the Effective Time, provided that the number of shares subject to such equity-based awards (and the exercise price in the case of the Options) will be adjusted based on the “Exchange Ratio.” The “Exchange Ratio” means an amount equal to the quotient obtained by dividing (i) the Offer Price, by (ii) the volume weighted average price per share of Celgene Corp.’s common stock on the Nasdaq Stock Market for the fifteen consecutive trading days ending on the complete trading day immediately prior to the Offer Acceptance Time.

The Merger Agreement also provides that all Juno performance-based restricted stock units (“PSUs”) and all Juno performance-based restricted stock awards (“PSAs”) will vest as to 50% of the total number of PSUs or PSAs (as applicable) subject to such awards, and such vested portion will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) such 50% vested portion of the award, and (ii) the Offer Price. The remaining 50% of the PSUs and PSAs will be assumed by Celgene Corp. and will be subject to the same terms and conditions as were applicable to such awards immediately prior to the Offer Acceptance Time, provided that the number of shares subject to such equity-based awards (and the exercise price in the case of the Options) will be adjusted based on the Exchange Ratio, except that (i) 60% of such remaining award will vest on the one-year anniversary of the Effective Time and (ii) 40% of such remaining award will vest on the earlier of (A) the second anniversary of the Effective Time and (B) the first approval by the FDA of JCAR017.

Purchaser’s obligation to purchase Juno Shares validly tendered and not withdrawn pursuant to the Offer is subject to the satisfaction or waiver of customary closing conditions, including (i) that the number of Juno Shares validly tendered and not withdrawn in accordance with the terms of the Offer, together with Juno Shares then owned by Celgene Corp., Purchaser and their respective direct and indirect wholly-owned subsidiaries, represents at least a majority of all then outstanding Juno Shares (not including Juno Shares tendered pursuant to guaranteed delivery procedures unless and until such Juno Shares are actually “received” in accordance with the terms of the Offer), (ii) Juno’s material compliance with its covenants and agreements contained in the Merger Agreement, (iii) there not having been a material adverse effect on Juno following the execution of the Merger Agreement, (iv) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (v) the absence of any law or order by any governmental authority that would make illegal or otherwise prohibit the acquisition of the Juno Shares pursuant to the Offer or the Merger, (vi) the accuracy of the representations and warranties of Juno contained in the Merger Agreement (subject to certain materiality and material adverse effect standards) and (vii) other customary conditions.

The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants obligating Juno to continue to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the closing (the “Pre-Closing Period”) and obligating Celgene Corp. and Juno to use reasonable best efforts to obtain required government approvals.

The Merger Agreement also includes covenants requiring Juno not to solicit, or engage in discussions with third parties relating to alternative acquisition proposals during the Pre-Closing Period, subject to certain exceptions consistent with fulfillment of certain fiduciary requirements of the Juno Board of Directors (the “Juno Board”) and, subject to certain exceptions, not to withdraw or withhold (or modify or qualify in a manner adverse to Celgene Corp.) the recommendation of the Juno Board that Juno stockholders tender their Juno Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains certain termination rights, including the right of either party to terminate the Merger Agreement if the Offer is not consummated on or before July 23, 2018 (subject to extension in certain circumstances), the right of Juno to terminate the Merger Agreement to accept a superior proposal for an alternative acquisition transaction (so long as Juno complies with certain notice and other requirements under the Merger Agreement) and the right of Celgene Corp. to terminate due to a change of recommendation by the Juno Board. Upon termination of the Merger Agreement by Juno or Celgene Corp. upon specified conditions, a termination fee of $300 million may be payable by Juno to Celgene Corp.. The Merger Agreement also provides that Celgene Corp. will be required to pay Juno a reverse termination fee of $600 million in the event that the Merger Agreement is terminated in certain circumstances where the conditions to the Offer related to approvals under the HSR Act have not been satisfied.

The foregoing description of the Merger Agreement is qualified in its entirety by the copy of the Merger Agreement filed as Exhibit 9 to the Schedule 13D, where is incorporated herein by reference.

The Merger Agreement and the above description thereof have been included to provide investors and stockholders with information regarding the terms of the agreement. They are not intended to provide any other factual information about Juno or Celgene Corp. or their respective subsidiaries or affiliates or stockholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Juno’ or Celgene Corp.’s public disclosures. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Juno or Celgene Corp. and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the U.S. Securities and Exchange Commission.

The purpose of the transactions contemplated under the Merger Agreement is to acquire all of the outstanding shares of Common Stock not owned by Celgene. If the Acquisition is consummated, Juno will become a wholly-owned subsidiary of Celgene Corp., and, in accordance with the Merger Agreement, the directors of the surviving corporation following the Merger will be the individuals who served as directors of Purchaser immediately prior to the effective time of the Acquisition. Furthermore, if the Acquisition is consummated, Juno’s Common Stock will no longer be listed on The NASDAQ Global Select Market and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and restated as follows:

(a)-(b) The information contained on the cover pages of this Schedule 13D are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The information set forth in Item 4 hereof is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 9 – Agreement and Plan of Merger, dated as of January 21, 2018, among Celgene Corporation, Blue Magpie Corporation and Juno Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Celgene Corp. on January 22, 2018)*

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Celgene hereby agrees to furnish supplementally a copy of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018

CELGENE CORPORATION

By:	/s/ Peter N. Kellogg
	Name:	Peter N. Kellogg
	Title:	Executive Vice President and Chief Financial Officer

CELGENE SWITZERLAND LLC

By:	/s/ Kevin Mello
	Name:	Kevin Mello
	Title:	Manager